UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 6)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

463013102

(CUSIP Number)

Ron Chez

1524 North Astor

Chicago, IL 60610

(312) 944-0987

With a Copy to :

Elias Matsakis

Holland & Knight LLP

131 South Dearborn Street, 30th Floor

Chicago, IL 60603

(312) 715-5731

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald L. Chez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,595,649 shares of common stock, par value $0.001 per share (“Common Stock”) (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,595,649 shares of Common Stock (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,595,649 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.04% (2)

14	Type of Reporting Person (See Instructions) IN

(1)  Consists of (i) 8,343,294 shares of Common Stock owned for Mr. Chez’s benefit through one or more individual retirement accounts established by Mr. Chez and over which Mr. Chez exercise sole voting and dispositive control, and (ii) 252,355 shares of Common Stock owned by Ronald L. Chez, as sole of the Chez Family Foundation (the “Chez Foundation”), over which Mr. Chez exercises voting and dispositive control.

(2)  Based on 85,646,354 issued and outstanding shares of Common Stock, which is comprised of (i) 8,440,942 shares of Common Stock issued and outstanding as of April 7, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 17, 2017.

CUSIP No. 463013102		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Chez Family Foundation, Ronald L. Chez, Trustee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 252,355 shares of Common Stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 252,355 shares of Common Stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 252,355 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.29% (2)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Pursuant to Rule 13-d2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated December 17, 2012; as amended by amendment No. 1 to Schedule 13D dated as of March 20, 2013; Amendment No. 2 to Schedule 13D dated as of October 30, 2013; Amendment No. 3 to Schedule 13D dated February 11, 2014; Amendment No. 4 to Schedule 13D dated September 10, 2014; and Amendment No. 5 to Schedule 13D dated as of November 30, 2015 (collectively, the “Schedule 13D”).  This Statement constitutes Amendment No. 6 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.  Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

The Reporting Person wrote a letter to the Board of Directors of the Company dated April 26, 2017.  A copy of the letter is attached as Annex A to this Amendment No. 6 to Schedule 13D.

Item 5. Interest in Securities of the Issuer:  is hereby amended and restated in its entirety as follows:

(a) This statement relates to 8,595,649 shares of Common Stock owned by the Reporting Person.  Based on the Company’s Form 10-K for the year ended December 31, 2016, 85,646,354 shares of Common Stock were outstanding as of April 7, 2017.  Therefore the 8,595,649 shares of Common Stock reported on this Schedule 13D represent approximately 10.04% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to Be Filed as Exhibits.

No change.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 28, 2017

By:	/s/ Ronald L. Chez
Ronald L. Chez

THE CHEZ FAMILY FOUNDATION

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: Trustee

ANNEX A

April 26, 2017

Board of Directors

Ironclad Performance Wear Corporation

1920 Hutton Court      Suite 300

Farmers Branch, TX 75234

To the Board of Directors of Ironclad Performance Wear Corporation:

As your records reflect, I am one of, if not the largest, shareholder of Ironclad Performance Wear Corporation (“ICPW, “Ironclad”, or the “Company”). I have reviewed the Ironclad results for 2016 as well as 2014, and 2015 which are the years that the current Directors and management team have been in place. I have, periodically, discussed these results with other dissatisfied non-affiliated shareholders. Actually, there cannot be any satisfied shareholders, given the failure to enhance shareholder value. I have concluded that the time has arrived that all strategic alternatives must be pursued by the Board of Directors, because it is clear the continued dismal results are absolutely unacceptable.

I have studied Ironclad’s financial press releases and SEC Filings which describe management undertakings and financial results since this Board of Directors brought in the current management team to begin executing on its’ plan to turnaround the Company. Regrettably, the results described are individually and collectively a painful disappointment with respect to delivering value for Ironclad shareholders. There has been a stream of over-promising and under-performing which always leads to a lack of credibility and a hit to valuation.

EBITDA has gone from a positive $234,000 in 2014, to a small loss of $11,000 in 2015, and to an even more substantial loss of $962,000 in 2016. Revenues are up by $703,000 from 2014 to 2016 or 2.9% while total operating expenses are up $1,811,000 or 22.5% for the same period. Clearly, these operating expenses are going in the wrong direction given the failure to deliver the necessary revenue growth to support the increased level of expenses. And, as expected with these results, according to Morningstar’s analysis, the company continues to deliver negative free cash flow of ($1,148,000) in 2014, then ($832,000) in 2015, and in 2016 ($1,135,000). The company’s stock is basically ignored in the market, and justifiably so, considering the aforesaid lackluster financial performance.

This Board and its management team have taken no effective action to deliver results that have been talked about, but not achieved. The public markets have recognized this underperformance, resulting in a very illiquid security. The average daily volume is very irregular, and there are many days when ICPW does not trade at all.

The Board of Directors and executive management, if they have any confidence in achieving results in the future, should be active buyers of Ironclad and/or holders of Ironclad at levels consistent with their compensation and responsibility, and yet with one exception, they have not invested in the company during 2015 and 2016 at all based on Ironclad’s SEC filings. And, why should public shareholders buy if ICPW Directors and Officers are not active buyers?

I believe it is time to act on these facts. Ironclad has demonstrated that it cannot, and will not, reach its potential independently. It is clear that this Board of Directors has become captive to the many promises and failed plans of its’ executive managers. It is time for the Directors to be reminded that they represent shareholders that have an expectation of a return of their investment.

As a result of this sustained dismal performance, I have retained Michael Rose, Chairman and CEO of Metropolitan Capital Investment Banc of Chicago as an investment banker to pursue all strategic alternatives that will maximize shareholder value that has so long been neglected and/or ignored by this Board of Directors. I have the expectation that this Board will cooperate fully with Mr. Rose, and provide him with the necessary support that will facilitate engaging with potential acquirers, in fulfillment of your fiduciary responsibilities to all shareholders.

Sincerely,

/s/ Ronald L. Chez

Ronald L. Chez